UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 – 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Exhibit 99.1 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2012) and Exhibit 99.2 (Condensed Interim Consolidated Financial Statements of the Company for the Three and Nine Months Ended September 30, 2012) to this Report on Form 6-K shall be incorporated by reference into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-138760, 333-151243, 333-151251, 333-174376 and 333-181116 on Form S-8, as amended, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 25, 2012	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2012

99.2	Condensed Interim Consolidated Financial Statements of the Company for the Three and Nine Months Ended September 30, 2012

99.3	Form 52-109F2 Certification of Interim Filings – CEO

99.4	Form 52-109F2 Certification of Interim Filings – CFO